Exhibit 99.1
SUNTECH POWER HOLDINGS CO., LTD.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of September 30, 2006	F-2
Unaudited Consolidated Statements of Operations for the Nine Months Ended September 30, 2005 and 2006	F-3
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2006	F-4
Notes to the Unaudited Condensed Consolidated Financial Statements	F-5

SUNTECH POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED BALANCE SHEET

September 30,
2006

(In U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	$314,178,002
Restricted cash	21,488,884
Inventories	134,171,005
Accounts receivable, net of allowance for doubtful accounts of $625,026	44,780,803
Other receivable, net of allowance for doubtful accounts of $81,117	3,640,994
Value-added tax recoverable	12,365,363
Advances to suppliers	87,471,335
Short-term investment	2,936,862
Deferred tax assets	349,647

Total current assets	621,382,895
Property, plant and equipment, net	103,311,559
Intangible assets, net	80,864,799
Goodwill	22,654,028
Investment in an affiliate	2,098,870
Derivative assets	950,909
Long-term investment	604,768
Long-term prepayments	132,961,432
Long-term loan to a supplier	21,875,000
Deferred tax assets	2,668,271

TOTAL ASSETS	$989,372,531

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank borrowings	$221,657,662
Accounts payable	17,856,543
Other payable	13,299,280
Payables in respect of purchase of property, plant and equipment	4,153,087
Advances from customers	4,942,663
Accrued payroll and welfare	2,671,732
Government grants	4,527,924
Income tax payable	2,666,881
Amounts due to a related party	191,294
Derivative liabilities	1,662,872
Deferred taxes liabilities	70,148

Total current liabilities	273,700,086
Long-term bank borrowing	32,069,962
Accrued warranty costs	6,954,334
Derivative liabilities	3,522,181
Other long-term liabilities	8,950,025
Deferred income taxes	30,948,164

Total liabilities	356,144,752

Commitments and contingencies (Note 21)
Minority interest	22,438,556
Shareholders’ equity:
Ordinary share of par value $0.01: authorized 500,000,000 shares; issued and outstanding, 149,529,163 shares as of September 30, 2006	1,495,292
Additional paid-in capital	483,814,632
Retained earnings	122,187,213
Other comprehensive income	3,292,086

Total shareholders’ equity	610,789,223

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$989,372,531

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,

	2005	2006

	(In U.S. dollars)
Net revenues:
PV cells	$22,926,878	$115,151,272
PV modules	113,466,012	263,969,869
PV system integration	617,334	1,889,036

Total net revenues	137,010,224	381,010,177
Cost of revenues:
PV cells	14,264,363	83,130,074
PV modules	77,483,734	196,136,140
PV system integration	282,631	1,343,842

Total cost of revenues	92,030,728	280,610,056

Gross profit	44,979,496	100,400,121

Selling expenses	2,720,896	5,446,313
General and administrative expenses	10,865,995	16,705,232
Research and development expenses	1,274,065	4,748,676

Total operating expenses	14,860,956	26,900,221

Income from operations	30,118,540	73,499,900
Interest expenses	(7,134,347)	(3,903,017)
Interest income	122,392	8,620,063
Other (expenses) income	(653,048)	513,510

Income before income taxes	22,453,537	78,730,456
Tax expenses	(2,252,282)	(5,357,961)

Net income after taxes before minority interest and equity in (loss) income of an affiliate	20,201,255	73,372,495
Minority interest	4,944	(286,582)
Equity in (loss) income of an affiliate	(122,820)	925,464

Net income	20,073,491	74,584,541
Deemed dividend on Series A redeemable convertible preferred shares	1,622,000	—

Net income attributable to holders of ordinary shares	$18,451,491	$74,584,541

Net income per share:
Basic	$0.21	$0.50

Diluted	$0.18	$0.48

Shares used in computation:
Basic	90,000,000	148,329,708

Diluted	110,352,029	156,055,442

Includes share-based compensation related to:
Cost of revenue	$415,056	$1,282,770
General and administrative expenses	2,980,267	5,697,729
Research and development expenses	550,748	2,172,887
Interest expenses	5,652,952	—
See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2005	2006

	(In U.S. dollars)
Operating activities:
Income attributable to holders of ordinary shares	$18,451,491	$74,584,541
Deemed dividend on Series A redeemable convertible preferred shares	1,622,000	—

Net income	20,073,491	74,584,541
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	4,944	(286,582)
Share based compensation	9,599,023	9,153,385
Depreciation and amortization	2,205,855	6,914,015
Deferred tax	(614,812)	(1,716,357)
Loss on disposal of property, plant and equipment	303,314	239,068
Goodwill written-off due to liquidation of a subsidiary	—	83,594
Gain on financial derivative, net	—	(98,680)
Provision for (benefit of) doubtful debts	(58,388)	391,596
Equity in loss (income) of an affiliate	122,820	(925,464)
Changes in gain assets and liabilities:
Inventories	(21,423,820)	(63,181,378)
Accounts receivable	3,450,854	(37,045,751)
Other receivable	24,362	(389,374)
Value-added tax recoverable	34,396	(7,888,523)
Advances to suppliers	(21,092,960)	(58,845,471)
Amounts due from related parties	264,199	—
Long term prepayment	—	(5,896,551)
Accounts payable	3,249,146	8,293,409
Other payable	293,385	(8,390,090)
Advances from customers	1,389,181	1,883,457
Accrued payroll and welfare	987,887	1,076,574
Government grants	1,586,761	421,480
Income tax payable	1,085,441	740,337
Amount due to related parties	175,692	(276,926)
Accrued warranty costs	1,270,241	2,511,625
Other long-term liabilities	—	(541,836)

Net cash provided by (used in) operating activities	2,931,012	(79,189,902)

Investing activities:
Acquisition of a subsidiary, net of cash acquired	(587,655)	(7,234,520)
Interest free loan to a supplier	—	(21,875,000)
Purchases of property, plant and equipment	(19,049,483)	(37,085,771)
Proceeds from disposal of property, plant and equipment	451	59,719
Purchase of investment	—	(3,658,440)
Investment in affiliates	(905,837)	—
Decrease (increase) in restricted cash	344,865	(12,928,155)

Net cash used in investing activities	(20,197,659)	(82,722,167)

Financing activities:
Net proceeds from bank borrowings	16,877,993	107,426,099
Proceed from exercise of granted options	—	5,526,260
Return of capital upon reorganization	(83,056,473)	—
Proceeds from convertible bridge loan	8,597,050	—
Net proceeds from issuance of preference shares	80,000,099	—
Deferred listing expenses	(540,065)	—

Net cash provided by financing activities	21,878,604	112,952,359

Effect of exchange rate changes	837,187	3,813,422

Net increase (decrease) in cash and cash equivalents	5,449,144	(45,146,288)
Cash and cash equivalents at the beginning of the period	19,122,090	359,324,290

Cash and cash equivalents at the end of the period	$24,571,234	$314,178,002

Supplemental disclosure of cash flow information:
Interest paid	$1,481,395	$3,975,913

Income taxes paid	$1,798,601	$6,398,650

Supplemental schedule of non-cash investing activity:
Purchases of property, plant and equipment included in other payables	$2,736,067	$4,153,087

Long-term prepayment to a supplier	$—	$117,827,772

See notes to financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006
(In U.S. dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
      Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.
      Suntech Power and its subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products in the People’s Republic of China (the “PRC”) and overseas markets.
      Suntech Power, through its subsidiary Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interests in Wuxi Suntech Power Co. Ltd (“Wuxi Suntech”), its principal operating subsidiary, through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.
      On August 8, 2005, the Company issued 1 share for par value of $0.01 on incorporation. On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of US$0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests, and accordingly all share and per share data have been restated to give retroactive effect to this transaction. Accordingly, the share capital represents the capital amount of the Company as if the reorganization had been completed as of the earliest period presented.
      As of September 30, 2006, Suntech Power’s subsidiaries included the following entities:

		Date of	Place of	Percentage
Subsidiary	Date of Acquisition	Incorporation	Incorporation	of Ownership

Power Solar BVI	N/A	June 23, 2000	BVI	100%
Power Solar System Pty. Ltd.	N/A	June 23, 2000	Australia	100%
Wuxi Suntech	N/A	January 22, 2001	PRC	100%
Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	87%
Qinghai Suntech Nima Power Co., Ltd. (“Qinghai Suntech”)	July 18, 2005	July 24, 2000	PRC	51%
Suntech Power (Hong Kong) Co., Ltd.	N/A	May 10, 2006	BVI	100%
Suntech America Inc.	N/A	July 5, 2006	USA	100%
MSK Corporation (“MSK”)	August 11, 2006	July 1, 1967	Japan	66.88%
Sunergy Power Co., Ltd. (“Sunergy Power”)	N/A	August 24, 2006	PRC	100%

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation
      The accompanying condensed consolidated financial statements have been prepared by management without audit. They do not include all of the information and notes required by US GAAP for complete financial statements. However, management believes that the disclosures are adequate to ensure the information presented is not misleading. US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, contingencies and results of operations. While

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
management has based their assumptions and estimates on the facts and circumstances existed at September 30, 2006, final amounts may differ from these estimates.
      In the opinion of the management of the Company, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results for the interim period presented. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s audited consolidated financial statements on Form 20-F for the fiscal year ended December 31, 2005. The results of operations for the interim periods presented are not indicative of the operating results to be expected for any subsequent interim period or for the Company’s fiscal year ended December 31, 2006.

(b)	Basis of consolidation
      The consolidated financial statements include the financial statements of Suntech Power and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.

(c)	Use of estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include provision for doubtful debts, provision of obsolete inventories, provision for warranty, valuation of deferred tax assets, forfeiture rate of stock options, useful lives of intangible assets and property, plant and equipment, assumptions used in purchase price allocation, impairment of long-lived assets, and impairment of goodwill and intangible assets with indefinite lives.

(d)	Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
      Restricted cash represents bank deposit for securing letters of credit facilities granted to the Company. The Company classifies as restricted certain cash and cash equivalents that are not available for use in its operations.

(e)	Derivatives
      Derivatives are not designated as hedge instruments; therefore, the gain or loss is recognized in earnings in the period of change.

(f)	Inventories
      Inventories are stated at the lower of cost or market. Cost of inventory has historically been determined using the weighted average method. By taking advantage of SAP implementation, management changed to standard cost for work-in-progress and finished goods valuation instead of average cost since May 2006. The management considered standard cost as a preferred methodology. It is impracticable to determine the

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
cumulative effect of applying the change to prior periods, therefore, the standard cost is applied as if the change was made prospectively as of the earliest date practicable.

(g)	Property, plant and equipment
      Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20-27 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	4-15 years
Motor vehicles	4-6 years
      Cost incurred in constructing new facilities, including progress payment and other costs related to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commenced from that time.

(h)	Intangible assets
      The technical know-how involves design of the PV manufacturing line, selection of facility and manufacturing equipment, provision of manufacturing technologies and process for high efficiency silicon solar cells based on screen printing method and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction and is recorded at cost. The technical know-how is amortized over its useful life following the pattern in which the expected benefits are consumed or otherwise used up. Amortization is calculated on a straight-line basis over the expected useful life of 10 years.
      Intangible assets in connection with the acquisition of MSK consist primarily of trade name, patents and technology, customer relationships, and backlog. Intangible assets are recorded at the fair value on the acquisition date. Amortization is provided on a straight-line basis over the following estimated useful lives:

Trade name	indefinite
Technology	25 years
Customer relationships	18 years
      Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right agreement, which ranges from 46 years to 50 years.
      Amortization expenses for the nine months ended September 30, 2005 and 2006 were $141,696 and $720,837, respectively.

(i)	Goodwill and Other Intangible Assets
      Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets less liabilities acquired.
      Goodwill and trade name are tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company completes a two-step goodwill and trade name impairment test. The first step compares the fair values of each reporting unit to its carrying amount,

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
including goodwill and trade name. If the fair value of each reporting unit exceeds its carrying amount, goodwill and trade name are not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill and trade name to the carrying value of a reporting unit’s goodwill and trade name. The implied fair value of goodwill and trade name is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill and trade name. This allocation process is only performed for purposes of evaluating goodwill and trade name impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill and trade name over the implied fair value of goodwill and trade name.

(j)	Purchase Price Allocation
      The Company accounts for business acquisitions using the purchase method of accounting. The Company allocates the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill. The Company is still in the process of finalizing the purchase price allocation of MSK acquisition.

(k)	Investments in affiliates
      The affiliated companies in which the Company owns more than 20% and less than 51% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments are included in the accompanying consolidated income statements.

(l)	Impairment of long-lived assets
      The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charges recognized for the period ended September 30, 2005 and 2006.

(m)	Income taxes
      Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)

(n)	Revenue recognition
      The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectibility of the receivable is reasonably assured.
      Prior to 2006, a majority of the Company’s contracts were written such that products are shipped CIF destination. Accordingly, the Company must receive written evidence that the products have been delivered to and accepted by the customer prior to recognizing revenue. Additionally, certain of the Company’s agreements provide for settlement through document-against-payment (D/ P method), whereby the Company presents shipping documents to its bank and the Company’s bank forwards the shipping documents along with a collection notice to the customer’s bank, which then sends the collection notice to the customer. The customer makes payment upon receiving the notice and only after payment does the customer take possession of the products. Since 2006, majority of the Company’s new contracts are written such that the products are shipped FOB with normal credit terms of 45 days or less. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers
      A majority of the Company’s sales to domestic customers require the customers to prepay before delivery occurs. Such prepayments are recorded as advances from customers, in the Company’s financial statements, until delivery occurs.
      The Company has distributor arrangements with certain parties for sales on their own accounts or, through arrangements with the Company, to ship directly to specified customers. In either arrangement the distributor pays the Company for products based on pre-arranged price lists which are subject to periodic update. The payment terms with the distributors are either down payment upon delivery to the warehouse or payment terms of up to 2 months if collateralized by bank letters of credit. The Company also offers a one percent discount to certain distributors if payment is made upon delivery to the warehouse. The agreements with the distributors contain the Company’s customary product warranties and contain no post shipment obligations nor any return or credit provisions.
      The Company recognizes revenues for systems integration at the time the integration project is completed (contracts are typically one to two weeks in duration), primarily because the Company does not have vendor specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting.
      Revenues also include reimbursements of shipping and handling costs of products sold to customers.
      Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

(o)	Buy /sell arrangements
      The Company has buy/sell arrangements with certain raw material vendors wherein the Company sells finished goods, comprised of either solar cells or solar modules, in exchange for the acquisition of raw materials in the form of silicon wafers. These arrangements are with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of silicon wafer raw materials. The exchange of its finished goods inventory items for raw material silicon wafers is recorded at fair value.
      For the period ended September 30, 2006, the Company purchased $95,181,804 of raw materials and sold $179,038,886 of finished goods under these buy/sell arrangements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)

(p)	Cost of revenue
      Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.

(q)	Research and development
      Research and development costs are expensed when incurred.

(r)	Advertising expenses
      Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $380,192 and $1,330,451 for the nine months ended September 30, 2005 and 2006, respectively.

(s)	Warranty cost
      The Company provides warranty for its solar module products for up to 25 years after sales take place. Due to limited warranty claims to date, the Company accrues estimated costs of warranty expenses based on an assessment of its competitors’ accrual history while incorporating some estimates of failure rates through its quality review process. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.

(t)	Government grants
      Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

(u)	Start-up costs
      In accordance with Statement of Position No. 98-5, “Reporting on the costs of the start-up activities,” the Company expenses all costs incurred in the connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(v)	Foreign currency translation and comprehensive income
      The functional currency of the Company’s PRC subsidiaries is Renminbi (“RMB”). MSK’s functional currency is Japanese Yen (“JPY”). Transactions denominated in other currencies are recorded in functional currencies at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into functional currencies at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the income statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      The Company has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities are translated using exchange rates in effect at each period end and average exchange rates are used for the income statements. Translation adjustments resulting from translation of these financial statements are reflected as accumulated translation reserve in the shareholders’ equity.
      Total comprehensive income is comprised of net income and foreign currency translation adjustments and amount to $21,259,613 and $76,358,687 for the nine months ended September 30, 2005 and 2006, respectively.

(w)	Foreign currency risk
      The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents and restricted cash dominated in RMB amounted to $16,074,626 at September 30, 2006.

(x)	Concentration of credit risk
      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivable and advances to suppliers.
      The Company placed its net proceeds form public offering in one high quality financial institution in Hong Kong.
      The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivable and factors surrounding the credit risk of specific customers.
      With respects to advance to suppliers, such suppliers are primarily suppliers of silicon wafers raw materials. The Company performs ongoing credit evaluations of its supplier’s financial conditions. The Company generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectations.

(y)	Fair value of financial instruments
      The carrying value of cash and cash equivalents, trade receivables, advance to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings approximate their fair value since the contract was recently entered into and market interest rates have not fluctuated significantly since that date. The fair value of the long-term loan to a supplier is determined based on an inputed interest rate which represents the supplier’s average borrowing rate.

(z)	Post retirement benefits
      MSK has a defined benefit plan which applies to all directors and employees since the date of hire. Pension liability is calculated based on actuarial valuation. A minimum pension liability is recorded when the accumulated benefit obligation (ABO) liability exceeds the fair value of plan assets. Any adjustment is

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
recorded as a non-cash charge to accumulated other comprehensive income in shareholders’ equity. SFAS No. 106 requires that the liability recorded should represent the actuarial present value of all future benefits contributable to an employee’s service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods.

(aa)	Share-based compensation
      Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standard (“SFAS”) No 123 (revised 2004), “Shared-Based Payment” (“SFAS 123-R”) using the modified prospective application transition method, which establishes accounting for share-based awards exchanges for employee services. Accordingly, share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Company previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 requires the Company to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount a employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.
      Prior to the adoption of SFAS 123-R, the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures”(“SFAS 148”).
      For the purpose of the foregoing pro forma calculation, had compensation cost for options granted to employees under the Company’s share option plan been determined based on fair value at the grant dates, the Company’s pro forma income would have been:

Nine Months Ended
September 30, 2005

Net income, as reported	$20,073,491
Add: Employee stock compensation expenses included in earnings	2,358,637
Deduct: Employee stock compensation expense determined using the fair value method not included in earnings	4,326,719

Pro forma net income	18,105,409
Deemed dividend on Series A redeemable convertible preferred shares	1,622,000

Pro forma net income available to ordinary shareholders	$16,483,409

Shares used in computation:
Basic	90,000,000

Diluted	110,352,029

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)

Nine Months Ended
September 30, 2005

Net income per share:
Basic, as reported	$0.21

Basic — pro forma	$0.18

Diluted, as reported	$0.18

Diluted — pro forma	$0.16

(ab) Income per share
      Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method, except where the results will be anti-dilutive.
      The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Nine Months Ended September 30,

	2005	2006

Income available to ordinary shareholders	$18,451,491	$74,584,541
Deemed dividend on Series A redeemable convertible preferred shares	$1,622,000	—

Net earnings assuming dilution	$20,073,491	$74,584,541

Weighted average number of ordinary shares for the calculation of basic income per share	90,000,000	148,329,708
Effect of dilutive potential ordinary shares:
Series A redeemable convertible preferred shares	18,666,874	—
Share options	1,685,155	7,725,734

Weighted average number of ordinary shares for the calculation of diluted income per share	110,352,029	156,055,442

Basic income per share	$0.21	$0.50

Diluted income per share	$0.18	$0.48

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)

	Nine Months Ended September 30,

	2005	2006

Shares used in computing pro form per share amounts on an as converted basis:
Basic	108,666,874

Diluted	110,352,029

Pro forma net income per share on an as converted basis:
Basic	$0.18

Pro forma net income per share on an as converted basis:
Diluted	$0.18

(ac) Recently issued accounting pronouncements
      In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This Statement amends FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS 155 Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the Company’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact of SFAS 155 on its consolidated financial statement and related disclosures.
      In September 2006, the Security and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB108”), which provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
instruments. The Company is currently evaluating the impact, if any, of this statement on the consolidated financial statement.
      In September 2006, the FASB issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans” — an amendant of FASB statement No. 87, 88, 106 and 132(R), which requires employers to recognize in their balance sheets the overfunded, or underfunded status of defined benefit post-retirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated post-retirement benefit obligation for other post-retirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through other comprehensive income. SFAS No. 158 also requires plan assets and obligations to be measured as of the employer’s balance sheet date. The Company is currently evaluating the impact of SFAS No. 158 on its consolidated financial statements and related disclosures. Prior to the adoption of the recognition provisions of SFAS No. 158, the Company accounted for its defined benefit post-retirement plans under SFAS No. 87, “Employers Accounting for Pensions” and SFAS No. 106, “Employers Accounting for Post-retirement Benefits Other Than Pensions.” SFAS No. 87 required that a liability (minimum pension liability) be recorded when the accumulated benefit obligation (ABO) liability exceeded the fair value of plan assets. Any adjustment is recorded as a non-cash charge to accumulated other comprehensive income in shareholders’ equity (deficit). SFAS No. 106 requires that the liability recorded should represent the actuarial present value of all future benefits contributable to an employee’s service rendered to date. Under both SFAS No. 87 and No. 106, changes in the funded status were not immediately recognized, rather they were deferred and recognized ratably over future periods.
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), FIN 48 clarifies the accounting for uncertainty in income taxed recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxed”, FIN 48 prescribes a position taken or expected to be taken in a tax return, FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in fiscal year 2007. The Company is currently evaluating the impact of FIN 48 on its financial statement and related disclosures.

(ad)	Pro Forma Net Income Per Share
      Pro forma basic and diluted income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding redeemable convertible preferred shares.

3.	ACQUISITIONS
      On August 2, 2006, the Company entered into a Share Subscription, Purchase and Exchange Agreement with MSK Corporation, a company incorporated in Japan which is a PV product manufacturer and specialized in the building-integrated photovoltaic (BIPV). Pursuant to the agreement, the Company agreed to acquire 962,144 shares, or 66.88% equity interest, of MSK Corporation for cash consideration ( the “initial closing”) . The Company also agreed to acquire all or a substantial portion of the remaining equity interest of MSK Corporation by issuing shares of the Company’s common stock to MSK’s minority shareholders. The consideration of the remaining 33.22% equity will be determined on the basis of MSK’s ability to achieve certain revenue and net income margin targets (the “second closing”) . The price per share of the Company’s common stock to be exchanged to MSK’s minority shareholders will be equal to $29.00 per share.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      On August 11, 2006, the Company completed the initial closing by acquiring 66.88% equity interest of MSK Corporation in a cash consideration of $107,858,958. The consideration was financed through a one-year bridge loan from ABN AMRO Bank (see Note 12).
      The Company has consulted its Japanese council that the minority shareholders still possess the right to reject the offer by the Company in the second closing and thus Company consider the second closing has not been completed.
      The acquisitions were recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition.
      The aggregate purchase price of $111,244,418 consisted of the following:

Cash consideration	$107,858,958
Other acquisition costs	$3,385,460

Total consideration	$111,244,418

The purchase price was preliminarily allocated as follows:
Net tangible assets assumed	$12,693,772
Intangible assets:
Trade Name	41,467,495
Patents and Technology	18,849,389
Customer Relationships	15,399,562
Backlog	231,921
Goodwill	22,602,279

Total consideration	$111,244,418

Cashflow information
Cash consideration paid	$107,858,958
Less: cash acquired	(100,624,438)

Business acquisitions, net of cash acquired	$7,234,520

      The trade name, patents and technology were valued using a form of the income approach called the relief-from-royalty method, which capitalizes an isolated stream of economic contributions specifically attributed to the subject trade name and patents and technology. Using the relief-from-royalty method, trade name and patents and technology are valued based upon the incremental after-tax cash flow accruing to the owner by virtue of the fact that the owner does not have to pay a fair royalty to a third party for the use of the trade name and the patents and technology. Accordingly, the economic contribution that is attributed to the trade name and the patents and technology is the portion of the Company’s income, equal to the after-tax royalty savings, that would have been paid for use of the trade name and the patents and technology. EBIT (Earnings before Income and Tax) of the Company was used as the basis to calculate the economic contributions attributable to the trade name and the patents and technology.
      The values of the trade name and the patents and technology depend on the present worth of future after-tax cash flow derived from ownership of these assets. Thus, indications of value are developed by discounting future after-tax cash flows attributable to the trade name and the patents and technology to their present worth at a rate of return appropriate for the risks of the trade name and the patents and technology.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      A form of the income approach, commonly referred to as the excess earnings method, was used to estimate the value of the customer relationships. The excess-earnings method captures the value of an intangible asset by discounting to present value the earnings generated by the asset that remains after a deduction for a return on other contributory assets. These assets normally include working capital, fixed assets, and other intangible assets.
      The backlog was valued using the excess earnings method. All revenue from existing backlog will be recognized within one month of the valuation date. Cost of sales and operating expenses, excluding R&D, were estimated using the corresponding expense ratios in the PFI. Marketing cost for new customers was added back. The contributory asset charges were also deducted.
      The Company is still in the process of finalizing the above purchase price allocation.
      The results of the acquired entity have been included in the Company’s consolidated results from its acquisition date. Pro forma results from the acquisitions would not have been materially different from the amounts reported.

4.	INVENTORIES
      Inventories consist of the following:

At September 30,
2006

Raw materials	$66,242,528
Work-in-process	5,299,610
Finished goods	62,628,867

Total	$134,171,005

5.	ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE
      The Company made provision for or (benefit of) doubtful debts of in the aggregate amount of ($58,388), and $391,596 during the nine months ended September 30, 2005 and 2006, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)

6.	PROPERTY, PLANT AND EQUIPMENT, NET
      Property, plant and equipment, net consist of the following:

At September 30,
2006

Buildings	$26,225,674
Leasehold improvements	2,368,452
Plant and machinery	66,702,122
Furniture, fixtures and equipment	6,927,308
Motor vehicles	966,218
Construction in process	15,185,899

Total	118,375,673
Less: Accumulated depreciation	(15,064,114)

Property, plant and equipment, net	$103,311,559

      Depreciation expenses were $2,059,110 and $6,193,178 for the nine months ended September 30, 2005 and 2006, respectively.
      The construction in process primarily represents the construction of a new plant and expansion of existing capacities.

7.	INTANGIBLE ASSETS, NET
      Net acquired intangible assets, consist of the following:

At September 30,
2006

At cost or at fair value on acquisition date
Trade name	$41,467,495
Patents and technology	18,849,389
Customer relationship	15,399,562
Technical know-how	1,674,571
Land use rights	4,653,258
Others	603,183

Total	82,647,458
Less: Accumulated amortization	(1,782,659)

Total	$80,864,799

      At inception, certain shareholders agreed to contribute approximately $6.4 million for a 80% interest in Wuxi Suntech and the other shareholder agreed to contribute unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi and the remaining equity interest holders at the formation of Wuxi Suntech.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $3,117,000.

8.	GOODWILL
      The changes in the carrying amount of goodwill for the nine months ended September 30, 2006 were as follows:

Beginning balance at January 1, 2006	$135,343
Goodwill acquired during the period	22,602,279
Goodwill written-off due to liquidation of a subsidiary	(83,594)

Ending balance at September 30, 2006	$22,654,028

      No event had occurred as of September 30, 2006 that reduced the fair value of the Company’s reporting unit below the goodwill and intangible assets carrying amounts. Management will perform goodwill impairment test on annual basis and determine whether there is goodwill impairment by the reporting unit.

9.	INVESTMENT IN AN AFFILIATE
      During April 2005, the Company acquired a 25% equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd. (“Jiangsu Huariyuan”) for a purchase price of $905,837. Due to its 25% voting interests in Huariyuan, the Company accounts for this investment using the equity method of accounting. The Company’s equity in income/losses of this affiliate is recognized in the statement of operations.

10.	LONG-TERM PREPAYMENTS
      Long-term prepayments consists of the following:

At September 30,
2006

Long-term prepayment to a supplier	$117,827,772
Advance to suppliers	12,882,460
Deposit	1,697,200
Others	554,000

Total	$132,961,432

      On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has the “take or pay” obligation to purchase the yearly minimum quantities over a 10-year each year period starting from January 1, 2007 at pre-determined fixed price. The Company granted the supplier on a separate legal document from the 10-year supply agreement a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per each warrant share. This warrant is immediately vested on the grant date, and is exercisable in 5 separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008. Each additional (20%) annual increment shall become exercisable on January 1, 2009, January 1, 2010, January 1, 2011 and January 1, 2012, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      The fair market value of this ordinary shares purchase warrant was determined based on a contemporaneous valuation by a third party valuation specialist, using the Black-Scholes option pricing model, and was valued at $117,827,772. The following assumptions were used in the Black-Scholes option pricing model:

Nine Months Ended September 30, 2006
Warrants to Supplier

Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94
Volatility rate	68%
Dividend yield	0%
      The fair value of the compensation cost was initially recorded in consolidated balance sheet, and it will start to be amortized since the first batch of delivery, which is scheduled in January 2007, over the life of the supply contract, which is 10 years.

11.	LONG-TERM LOAN TO A SUPPLIER
      In connection with transaction specified in Note 10, as part of the agreement, the Company also agreed to loan the supplier an aggregate amount of $625 million over the course of the agreement, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity in connection with this agreement. The loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). If the Company failed to purchase the yearly minimum quantities in any contract year under the “take or pay” provisions, the supplier may retain portion of the loan up to the purchase shortfall. As of September 30, 2006, in connection with the loan amount, $21,875,000 has been paid by the Company to the supplier.

12.	BANK BORROWINGS

At September 30,
2006

Bank borrowings	$253,727,624

Analysis as:
Short-term	$193,046,202
Long-term, current portion	28,611,460

Subtotal	221,657,662

Long-term, non-current portion	32,069,962

Total	$253,727,624

      In connection with the acquisition of MSK Corporation, the Company entered into a committed facility with ABN AMRO Bank (“the ABN Facility”). ABN Facility made available to the Company a committed short-term bridging loan of $100,000,000 equivalent of Japanese Yen (“JPY”). The proceeds of the loan under the Facility must be exclusively applied towards payments of the purchase price in connection with the acquisition of 962,144 shares of common stock of MSK Corporation by the Company. The Company drew down the ABN Facility for $100,000,000 (JPY 11,568,500,000) on August 9, 2006. The bridge loan does not require any collateral or guarantee and must be repaid in full on the date falling 12 months after the date the loan was advanced at an interest rate of 0.75% per annum. Upon maturity of the bridge loan, ABN AMRO

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
Bank may, at its complete discretion, elect to receive repayment in JPY or in USD. Interest in respect of the bridge loan was calculated are a rate equal to 0.75% per annum and is always payable in JPY.
      The Company’s other short-term bank borrowings outstanding as of September 30, 2006 bore an average interest rate of 4.388%. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. Each of these borrowings has a term of one year, and expire at various times throughout the year. These facilities contain no specific renewal terms but the Company has traditionally negotiated renewal of certain of the facilities shortly before they mature.
      Wuxi Suntech has a long-term credit facility (“Credit Facility”) with Industrial and Commercial Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $6,178,950 (RMB50,000,000), of which $2,471,587 (RMB20,000,000) was borrowed on March 31, 2006; and an additional $3,707,370 (RMB30,000,000) was borrowed on September 26, 2006. The debt does not require any collateral or guarantee. The Credit Facility provides for a three-year term expiring on March 28, 2008 at an interest rate of 5.76% for the first drawing of $2,471,587 (RMB20,000,000) and 6.366% for the second drawing of $3,707,370 (RMB30,000,000) in the first year, and at market rate for the subsequent years.
      MSK has long-term loan of $55,623,702 as of September 30, 2006. Among the balance of long-term loan, $32,375,497 is guaranteed by either MSK’s plant, with net book value of approximately $11,511,000 at September 30, 2006, or by Dr Kasahara, the Chief Executive Officer and a minority shareholder of MSK. The duration of the loan contract ranges from 3 years to 10 years with interest rates varying from 0.46% to 3.02%.

13.	ACCRUED WARRANTY COSTS
      The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The Company’s warranty activity is summarized below:

Beginning balance at January 1, 2006	$2,619,104
Increase due to acquisition of a subsidiary	1,823,605
Warranty provision	2,613,731
Warranty costs incurred	(102,106)

Ending balance at September 30, 2006	6,954,334

14.	REDEEMABLE CONVERTIBLE PREFERRED SHARES
      In May 2005, the Company issued 34,667,052 Series A redeemable convertible preferred shares, par value $0.01 per share (the “Series A Shares”), to a group of third party investors for cash proceeds of $80,001,156, net of issuance costs of $1,057. The cash proceeds were used primarily to purchase the equity interests of the previous shareholders with the remainder for general corporate purposes.
      Upon the completion of the Company’s listing on NYSE (the “IPO”), all of the issued and outstanding Series A redeemable convertible preferred Shares converted into ordinary shares.
      The holder of Series A Shares could have redeemed, at any time after the earlier of (i) the date that was thirty-seven months from the date of the issuance of the Series A shares and (ii) such time as the holders of no less than two-thirds of the then outstanding preferred shares required, upon fulfillment of certain conditions, that the Company redeemed all of the preferred shares outstanding. In connection with the redemption of any Series A Shares, the Company would have had to pay a redemption price equal to 115% of

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
the original purchase price of the preferred shares. The Company accrued the premium over the redemption period as a deemed dividend with a debit to the retained earnings of $2,406,000 until the IPO.

15.	ORDINARY SHARE
      (a) On August 8, 2005, the Company issued 1 ordinary share for par value of $0.01 on incorporation.
      (b) On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of $0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests.
      (c) In December 2005, the Company offered 22,820,655 American Depositary Shares (“ADSs”), representing 22,820,655 ordinary shares, at $15 each to the public, raising proceeds of $320,172,029, net of issuance costs of $22,137,796. The Company’s ADSs are quoted on the NYSE.
      (d) Issued and outstanding Series A redeemable convertible preferred Shares converted into 34,667,052 ordinary shares on a one to one basis upon the completion of the Company’s IPO.
      (e) From May 2006 to September 2006, 2,041,456 shares of vested stock options granted to contributors, consultants and employees were exercised into ordinary shares.

16.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

(a)	China Contribution Plan
      Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits were $326,097 and $761,447 for the nine months ended September 30, 2005 and 2006, respectively.

(b)	Statutory Reserves
      Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (1) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. No appropriation was made by the subsidiaries in the nine months ended September 30, 2005 and 2006.

(c)	Others
      Pursuant to the board resolutions in August 2005 and March 2006, retained earnings of $4,999,998 and $8,000,000 were transferred and declared as the registered capital of Wuxi Suntech, the Company’s wholly owned subsidiary. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)

17.	SHARE OPTIONS
      In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company. As of September 30, 2006, options to purchase not more than 13,503,991 ordinary shares have been authorized under the Option Plan. Each option granted should expire within 5 years from the date of grant and is generally vested over 3 years while certain options are vested upon grant. As of September 30, 2006, options to purchase 10,929,383 ordinary shares were granted. 2,041,456 of those options were exercised and 200,000 of those options were forfeited during the nine months ended September 30, 2006.

Options to Employees
      On September 5, 2005, the Company granted options to acquire 5,910,000 ordinary shares to certain directors and employees. One-third of these options vested on December 31, 2005, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option. The ordinary shares that underlie the options that vested on December 31, 2005 are restricted as to the later of (i) one year from the date of grant, or (ii) 180 days after the Company successfully completed an initial public offering.
      On September 1, 2006, the Company granted options to acquire 120,000 ordinary shares to certain employees. 46,666 of these options vest on September 5, 2006. 36,667 of the options will be vest on September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vest periods.
      Prior to January 1, 2006 the Company accounted for its share-based compensation under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB25”) and related interpretations, the disclosure only provision of SFAS No. 123, “Accounting for Stock-Based Compensation” and the disclosures required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” in accounting for its employee stock options. Under APB 25, the difference between the exercise price of the option and the fair market value of the company’s ordinary share at the date of grant had been recorded as deferred compensation of approximately $22.2 million. Prior to January 1, 2006, compensation expense of approximately $9,434,548 was recognized.
      Effective January 1, 2006, the Company adopted the fair value recognition provision of SFAS No. 123 (Revised) using the modified prospective method. Under this method, compensation cost in 2006 includes the portion of awards vested in the period of (1) all share-based payments grants date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated using a Black-Scholes based option valuation model, consistent with the provisions of SFAS No. 123( Revised) and Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107, “Share-Based Payments”.

Options to Non-employees
      On May 6, 2005, the Company granted 455,000 share options to its external consultants in exchange for reorganization advisory services, and 4,244,383 share options to certain individuals (the “Contributors”) who contributed capital to one of the Company’s shareholders, Million Power, a portion of which proceeds were ultimately loaned to the Company in order to effect the reorganization (see note 20). The exercise price of

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
these options is $2.3077 per option. The options granted to the external consultants vest immediately while the options granted to the contributors vest over a three year period. On September 5, 2005, the Company granted 200,000 options to certain consultants for services previously provided. One-third of these options will vest on December 31, 2006, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted with an exercise price of $6.922 per option. The Company recorded expense of approximately $7,240,386 for the nine months ended September 30, 2005 estimated using the Black-Scholes option pricing model. Included in total compensation expenses, $5,652,952 was recorded as finance cost for the fund provided by the contributors in order to effect the shareholder loan; $212,357 was regarded as professional charges related to the reorganization, and $1,375,077 for other consulting services provided to the Company.
      The following assumptions were used in the Black-Scholes option pricing model:

	Nine Months Ended September 30, 2006

			Options to	Options to
	Options to Employees		Consultants	Lenders

	Granted on	Granted on
	September 5, 2005	September 1, 2006

Average risk-free rate of return	4.460%	5.040%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.55 years	1.47 years	3.50 years
Volatility rate	80%	49.41%	70%	80%
Dividend yield	0%	0%	0%	0%
      A summary of the option activity is as follows:

	Number of	Weighted Average
	Options	Exercise Price

Options outstanding on January 1, 2005	—	—
Granted on May 6, 2005	4,699,383	$2.3077
Granted on September 5, 2005	6,110,000	$6.9220
Cancelled	—	—
Exercised	—	—

Options outstanding on September 30, 2005	10,809,383	$4.9159

Options outstanding at January 1, 2006	10,809,383	$4.9159
Granted on September 1, 2006	120,000	$6.9220
Forfeited	(200,000)	$6.9220
Exercised	(2,041,456)	$2.7070

Options outstanding on September 30, 2006	8,687,927	$5.4165

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      The following table summarizes information with respect to share options outstanding on September 30, 2006:

	Options Outstanding			Options Exercisable

		Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

Ordinary shares:
May 6, 2005	2,834,593	3.50 years	$2.3077	5,000	$2.3077
September 5, 2005	5,763,334	3.35 years	$6.9220	1,793,334	$6.9220
September 1, 2006	90,000	1.55 years	$6.9220	16,666	$6.9220

	8,687,927

      The following table summarizes information regarding options issued within 12-months prior to September 30, 2006:

	Number of Options	Fair Value of	Exercise	Intrinsic	Type of
Grant Date	Issued	Ordinary Shares	Price	Value	Valuation

September 1, 2006	120,000	$21.5000	$6.9220	—	*
Type of Valuation

*	The fair value was determined based on a contemporaneous valuation by a third party valuation specialist.

18.	OTHER (EXPENSES) INCOME

	Nine Months Ended
	September 30,

	2005	2006

Foreign currency exchange gain (loss), net	$(732,136)	$66,147
Government grants	63,287	207,764
Gain(loss) on derivatives	—	98,680
Others	15,801	140,919

	(653,048)	513,510

19.	TAX EXPENSES
      The tax benefit (expenses) comprises:

	Nine Months Ended
	September 30,

	2005	2006

Current tax	$(2,867,094)	$(7,074,318)
Deferred tax	614,812	1,716,357

	(2,252,282)	(5,357,961)

      Suntech Power is a tax exempted company incorporated in the Cayman Islands.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      All subsidiaries in China are governed by the Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC income tax law, foreign-invested manufacturing enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. Foreign-invested manufacturing enterprises are entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years thereafter.
      In addition, preferential tax treatment is offered to subsidiaries considered as “High or New Technology” companies approved by relevant tax authorities. Pursuant to the PRC Income Tax Laws, the high or new technology company status needs to be reviewed and approved every two years. As a result, Wuxi Suntech was exempted from income tax for the two years ended December 31, 2004 and its applicable income tax rate is 7.5% for the two years ending December 31, 2006.
      The newly-acquired majority-owned subsidiary, MSK Corporation, is subject to corporate (national), inhabitants and enterprise (local) taxes which, in aggregated, resulted in a normal effective statutory tax rate of approximately 40.69%.
      The principal components of the deferred income tax assets are as follows:

At September 30,
2006

Deferred tax assets:
Accrued warranty costs	$1,536,046
Government grant	349,647
Pre-operating expense	27,942
Depreciation of property, plant and equipment	1,104,283

Total deferred tax assets	3,017,918

Analysis as:
Current	349,647
Non-current	2,668,271

3,017,918

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)

At September 30,
2006

Deferred tax liabilities:
Intangible assets	$30,679,169
Inventory	70,148
Property and equipment	139,577
Others	129,418

Total deferred liabilities	$31,018,312

Analysis as:
Current	$70,148
Non-current	30,948,164

$31,018,312

      Reconciliation between the provision for income tax computed by applying the PRC enterprise income rate of 33% to income before income taxes and the actual provision for income taxes is as follows:

	Nine Months
	Ended
	September 30,

	2005		2006

PRC enterprise income tax	33%		33%
Losses with no tax benefit	19%		2%
Other expenses not deductible for tax purpose	3%		2%
Tax exemption and tax relief granted to the Company	(45%	)	(30%	)

	10%		7%

20.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balance
      The amounts due to a related party include trade payable to Jiangsu Huariyuan. The amounts are unsecured, interest free and have no fixed repayment terms.
      Amount due from Dr Kasahara, included in other receivable, at September 30, 2006 was USD296,700. The amount was fully settled after the period end.

Related party transactions:
      Other than as disclosed in note 12, the Company has following related party transactions:
      During the nine months ended at September 30, 2005 and 2006, the Company purchased raw materials from Jiangsu Huariyuan in amounts of $613,998 and $2,463,021, respectively.
      Financing was provided by a shareholder of Power Solar BVI who provided approximately $8.6 million that Power Solar BVI used as down payment to initiate its purchase of all one the equity interests of the previous equity interest holders of Wuxi Suntech. The financing agreement was entered into on January 6, 2005 among Power Solar BVI and its two shareholders at the time, Dr. Shi, who owned 31.389% of Wuxi

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
Suntech, and Million Power. Pursuant to the financing agreement, unless Power Solar BVI was able, within 180 days of the financing agreement, to complete its purchases of the 68.611% equity interests of Suntech China that were not held by Dr. Shi, the $8.6 million loan would be repayable to Million Power by July 5, 2005, 180 days from the date of the financial agreement, and the loan would have born the then-applicable interest rate during its term. If by July 5, 2005. Power Solar BVI was able to complete its purchases of 68.611% equity interests of Wuxi Suntech that was not held by Dr. Shi, the loan would be forgiven. The loan agreement also required Power Solar BVI to obtain the remaining financing necessary to consummate the acquisition of the remaining equity interests of Wuxi Suntech. Such requirement was fulfilled through Power Solar BVI’s issuance of $80 million Series A redeemable convertible preferred shares on May 6, 2005.

21.	COMMITMENTS AND CONTINGENCIES

a) Operating lease commitments
      The Company has operating lease agreements principally for its office properties. Rental expense was $80,975 and $410,523 for the nine months ended September 30, 2005 and 2006, respectively.
      Future minimum lease payments under non-cancellable operating lease agreements at September 30, 2006 were as follows:

Twelve Months Ending September 30,

2007	$857,858
2008	601,717
2009	44,919
2010	17,416

Total	$1,521,910

b) Commitments
      As of September 30, 2006, commitments outstanding for the purchase of property, plant and equipment approximated $44,020,897. The Company has entered into several purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacturing of its products. As of September 30, 2006, future minimum purchase commitments under the agreements approximated $50,756,530.

c) Long-term obligation
      On October 14, 2005, the Company entered in to a 10-year supply agreement with a supplier, under which the Company was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes. In connection with this transaction, the Company made an advance payment of $3.64 million to the supplier which was applied to the purchase commitment pro rata over the term of the contract. The advance payment was included in long-term prepayment until utilized.
      On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has the “take or pay” obligation to purchase the contracted minimum volume each year over a 10-year period starting from January 1, 2007 at pre-determined fixed price.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      On August 30, 2005, MSK entered into a 10-year PV Cell supply agreement with a supplier, under which MSK was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes.
      On June 24, 2006, MSK entered into a 5-year PV Cell supply agreement with a supplier. The supply started from January 1, 2006 at agreed price.
      The following is a schedule, by year, of future minimum obligation under these long-term supply agreements as of September 30, 2006 (in thousands):

Twelve Months Ending September 30

2007	$191,330
2008	379,568
2009	473,883
2010	550,168
2011	634,830
Thereafter	5,183,741

Total	$7,413,520

22.	SEGMENT INFORMATION
      The Company follows the provisions of SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker. The Company’s chief operating decision maker has been identified as the Chief Executive Officer and Chief Financial Officer, who reviews consolidated results when making decisions, allocating resources and assessing performance.
      The Company operates in a single business segment that includes the design, development, and manufacture of PV products. Management reviews the entire operations of the Company as one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Nine Months Ended September 30,

	2005	2006

Europe:
Germany	$74,199,039	$156,329,682
Spain	9,975,272	36,127,676
Others	24,532,000	34,382,976

Europe Total	108,706,311	226,840,334
China	23,833,614	116,750,459
South Africa	136,521	1,695,787
USA	826,082	20,948,020
Japan	—	2,969,186
Others	3,507,696	11,806,391

Total net revenues	$137,010,224	$381,010,177

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
      The following table summarizes the Company’s long-lived assets by geographic locations:

	Nine Months Ended
	September 30,

	2005	2006

China	$36,249,011	$223,547,393
Japan	—	119,171,694

23.	MAJOR CUSTOMERS
      Details of the customers accounting for 10% or more of total net sales are as follows:

	Nine Months Ended
	September 30,

	2005	2006

Company A	$14,265,592	$	*
Company B	13,974,537		*
Company C	43,381,176		80,521,264

*	Less than 10%

The accounts receivable from 2 customers with the largest receivable balance represents 43% of the account balance as of September 30, 2006.

24.	EMPLOYEE BENEFIT PLANS
      Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 20% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $177,142 and $418,022 for the nine months ended September 30, 2005 and 2006, respectively.
      In addition, the Company is required by law to contribute approximately 9.2%, 12%, 2% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $74,078 and $192,290 for the nine months ended September 30, 2005 and 2006, respectively. The amounts contributed for housing funds were $46,695 and $77,981 for the nine months ended September 30, 2005 and 2006, respectively. The amounts contributed for other benefits were $28,182 and $73,154 for the nine months ended September 30, 2005 and 2006, respectively.
      The Company has an unfunded noncontributory definited benefit pension plan that covers its Japanese employees and directors. The plan provides defined benefits based on years of service and final monthly pensionable salary. The Company uses a December 31 measurement date for this plan.

25.	SUBSEQUENT EVENTS
      a) On October 23, 2006, the Company established a new subsidiary, Shenzhen Suntech Power Co., Ltd. to promote and develop solar power grid integration projects.
      b) On November 10, 2006, the Company entered into an agreement with a China-based, US-owned leading manufacturer of silicon wafers to purchase silicon wafers over a 5-year period. The contract provides

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 and 2006
(In U.S. dollars)
for increased volumes over the course of the term with an annual price review. Based on existing contract prices, the value of the silicon wafers to be supplied is approximately between $475 million and $580 million.
      c) On November 21, 2006, the Company entered into a 5-year supply agreement with one of the world’s largest manufacturer of multi-crystalline silicon wafers for solar applications to purchase silicon wafers in an aggregate amount of approximately $180 million over the next 5 years.
      d) On November 22, 2006, the Company entered into a solar module supply contract with a subsidiary of one of Spain’s leading project planning and integrated management and infrastructure development companies. The Company will supply solar modules with an aggregate output of 23.2 MW to this customer for installation in the Photovoltaic Grid Connection Park in the Extremadura region of Spain.
      e) Pursuant to the board resolution in November, 2006, the Company injected $4,576,033 in cash to the registered capital of a subsidiary of the Company, Luoyang Suntech, after the capital increment, the Company’s percentage of ownership in Luoyang Suntech increased from 87% to 88%.
      f) On November 28, 2006, the Company established a new subsidiary, Suntech Power Co., Ltd, in Caohejing Hi-tech Park, Shanghai, to expand its production capacity and develop new solar technologies and value-added PV solutions.
      g) On November 07, 2006, the Company been approved by the relevant authority to acquire 100% of equity interest in Nanjing Engge Lanbo Micro-electronics Co., Ltd, for a cash consideration of USD735,060.
      h) On November 19, 2006, the Company granted options to purchase 516,666 ordinary shares and 401,000 restricted shares to certain of the Company’s directors and employees.
      i) On December 12, 2006, the Company entered into a 5-year supply agreements with a supplier, under which the Company agreed to purchase raw material in an aggregate amount of approximately $366 million to $670 million over the next 5 years.
      j) On February 1, 2007, the agreement to acquire MSK Corporation was amended and under the amended agreements, the Company agreed to complete the acquisition of the remaining increase of MSK by late 2007, for $53.0 million, which is the floor price under the original acquisition agreement. The Company has also, starting from February 2007, halted MSK’s standard PV module production activities in Japan and began shifting MSK’s key product activities to China in order to take advantage of the low cost production capabilities and operating experience in China.